                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934


                               (Amendment No. 3)


                            HFB Financial Corporation
                                (NAME OF ISSUER)

                            HFB Financial Corporation
                                HFB Merger Corp.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    40417C106
                      (CUSIP Number of Class of Securities)

                                  David B. Cook
                      President and Chief Executive Officer
                            HFB Financial Corporation
                             1602 Cumberland Avenue
                           Middlesboro, Kentucky 40965
                                 (606) 248-1095

 (Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                 With Copies To:

                            Peter G. Weinstock, Esq.
                             Michael G. Keeley, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

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c.  [ ]  A tender offer.

d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction [X]

Calculation of Filing Fee

        Transaction Valuation(*)                Amount of Filing Fee
        ------------------------                --------------------
             $468,399.75                               $37.89


(*) The filing fee was determined based upon the product of (a) the estimated 20,589 shares of common stock proposed to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates and (b) the merger consideration of $22.75 per share of common stock (the "Total Consideration").


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



       Amount Previously Paid:               $37.89



       Form or Registration No.:             Schedule 13E-3



       Filing Party:                         HFB Financial Corporation



       Date Filed:                           October 30, 2003



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                                  INTRODUCTION


         This Amendment No. 3 (the "Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed with the Securities and Exchange Commission on October 30, 2003 and amended on December 23, 2003 and January 15, 2004 by HFB Financial Corporation, a Tennessee corporation and registered bank holding company (the "Company"), and HFB Merger Corp., a newly-formed, wholly-owned subsidiary of the Company (the "merger subsidiary"), in connection with the proposed merger (the "merger") of merger subsidiary with and into the Company, with the Company being the surviving corporation to the merger pursuant to an Agreement and Plan of Merger, dated as of October 28, 2003 (the "merger agreement"), between the Company and merger subsidiary. A copy of the merger agreement is attached as Appendix A to the proxy statement that was previously filed as Exhibit(a)(i) to Amendment No. 2 to
Schedule 13E-3. This final Amendment is being filed pursuant to Rule 13e-3(d)(3) as the final Amendment to Schedule 13E-3 to report the results of the transaction contemplated by the merger agreement.






         On Tuesday, February 24, 2004, at a special meeting of the shareholders of the Company, the shareholders approved and adopted the merger agreement and the merger contemplated thereby. The Company and merger subsidiary subsequently filed Articles of Merger with the Secretary of State of the State of Tennessee and the merger became effective at 5:00 pm, Eastern Time, on February 27, 2004 ("Effective Time"). Pursuant to the terms of the merger agreement, each share of the Company's common stock, par value $1.00 per share ("Company stock"), held by a shareholder who owned, as of the Effective Time, fewer than 250 shares of Company stock, was converted into the right to receive $22.75 in cash from the Company. The Company has arranged with Registrar & Transfer Company, Roselle, New Jersey, the Company's transfer agent, for letters of transmittal and other appropriate documents to be mailed promptly to all such shareholders. As a result of the merger, there are now fewer than 300 holders of record of Company stock.



         The Company issued a press release on February 27, 2004 announcing the consummation of the merger. A copy of the press release is attached as Exhibit
99.1 to the Form 8-K filed by the Company on March 2, 2004.


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                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                            HFB FINANCIAL CORPORATION

                                                /s/ David B. Cook
                                                --------------------------------
                                            By: David B. Cook, President and CEO

                                            HFB MERGER CORP.

                                                /s/ David B. Cook
                                                --------------------------------
                                            By: David B. Cook, President


Dated: March 9, 2004